Wonder Auto Technology, Inc.
(formerly known as MGCC Investment Strategies Inc.)
No. 56 Lingxi Street
Taihe District
Jinzhou City, Liaoning
People’s Republic of China, 121013

September 6, 2006

By EDGAR Transmission and by Hand Delivery

Ms. Messeret Nega
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	MGCC Investment Strategies Inc
Amendment No. 1 to Form S-1 filed August 7, 2006
File No. 333-135250

On behalf of Wonder Auto Technology, Inc. (formerly known as MGCC Investment Strategies Inc.) (“Wonder” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 23, 2006, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Selected Consolidated Financial Data, Page 12

1.
Revise to disclose basic and diluted earnings per share for all periods presented or explain why you do not believe this is not applicable or required for the years ended December 31, 2001, 2002 and 2003.

Wonder Response: We have revised the Selected Consolidated Financial Data and the Registration Statement throughout to disclose the basic and diluted earnings per share for all periods presented.

Liquidity and Capital Resources, page 22

2.
We note your response to our prior comment 12 and your revised disclosure on page 22, where you state that net cash provided by operating activities in 2005 increased by 4.2 million in comparison to 2004, mainly due to the increased sale revenue and more efficient control of accounts receivables and account payables. Please explain how you concluded that you had more efficient control on accounts receivable given the $7.1 million increase in trade receivables that occurred from December 31, 2004 to December 31, 2005 and how this increase in trade receivables contributed to the $4.3 million increase in net cash provided by operating activities in 2005 as stated in your revised disclosure.

Wonder Response: Per the Staff’s comments, we have added the following disclosure under the caption “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Results of Operation - Liquidity and Capital Resources.”

Net cash provided by operating activities in 2005 totaled $11.44 million, which is an increase of $4.20 million from net cash provided by operating activities of $7.24 million in 2004. The increase was mainly due to the increased sales and more efficient control of the accounts payable. During 2005, although trade and bills receivable increased by $7.1 million, such increase was offset by the increase in trade and bills payable of $11 million. During 2005, our customers began requesting more favorable terms on our accounts receivable, which resulted in an increase in trade and bills receivable of $7.1 million for the year.  As we recognized this trend throughout the year, we were able to negotiate more favorable terms on our trade and bills payable, such as postponement of payment due dates and other favorable changes in payment terms, resulting in an increase of $11 million for 2005, which more than offset the increase in trade and bills receivable. This more efficient management of our receivables and payables, directly contributed to the increase of $4.20 million of net cash provided by operations in 2005 as compared to that in 2004.

Obligations Under Material Contracts, page 24

3.
We note your response to our prior comment 15 and your revised disclosure on page 24. It appears from your disclosure on page 24 and 25 that you have purchased obligations as defined in Item 303(a)5(i) of Regulation S-K. In this regard, please include these purchase obligations in your contractual obligations table on page 24. Also, please revise the table to include the capital commitment and operating leases disclosed in Note 20 to the consolidated financial statements.

Wonder Response: We have revised the contractual obligation table to provide the  following:

Obligations Under Material Contracts

Below is a table setting forth our contractual obligations as of December 31, 2005:

Payments in thousands of U.S. dollars

	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	12,386	7,432	4,954	-	-
Capital commitment	109	68	41	-	-
Operating Lease obligations	4	3	1	-	-
Purchase obligations	362	140	222	-	-
Total	12,861	7,643	5,218	-	-

Overview, page 35

4.	We note your response to prior comment 20, but reissue it in part. Please revise the third paragraph to delete the references to your competitors.

Wonder Response: We have deleted the references to our competitors per the Staff’s comments.

Selling Stockholders, page 45

5.
We note your response to prior comment 25. Please disclose the exemption used to issue the shares sold to Halter Financial Investments, L.P. Additionally, please expand your discussion under Recent Sales of Unregistered Securities to disclose the HFI transaction.

Wonder Response: We have revised our disclosure under the captions “Selling Stockholders” and “Recent Sales of Unregistered Securities” to disclose that Halter Financial Investments, L.P. purchased its shares of our common stock in reliance on the Section 4(1-½ ) exemption.

6.
We note your response to prior comment 26 but reissue it. Instead of the disclosing the position of the persons listed, please identify them as the natural person or persons that have voting or investment power over the selling shareholder or disclose the name of the person or persons that have such power.

Wonder Response: We have revised the footnotes to the Selling Stockholder table per the Staff’s comments.

Index to Consolidated Financial Statements

Note 4. Summary of significant accounting policies

Advertising, transportation, research and development expenses, page F-40

7.
We note from your response to our prior comment 33 and your revised disclosure on page 35 that for accounting purposes, the research and development expenses include only expenses for “new products development.” Please disclose and tell us your accounting policy for your “investments in research and development equipment” and “other research and development expenses.” As part of your response, explain to us why your “investments in research and development equipment” and “other research development expenses,” are not considered research and development costs encompassed by SFAS No. 2. We may have further comment upon receipt of your response.

Wonder Response: For disclosure under the caption “OUR BUSINESS - Our Internal and Strategic Research and Development Efforts,” all categories I, II and III are included. Our accounting policy for “new products development,” “investment in research and development equipment” and “other research and development expenses” is as follows:

I.
The “new products development expenses” include salaries of personnel engaged and other costs incurred for research and development of potential new products. They are expensed to Statement of Operations when incurred.

II.
“Investments in research and development equipment” represents payments for acquisition of equipment for research and development use. The equipment is capitalized as tangible asset when acquired and included under Caption “Property, plant and equipment” in the Financial Statements.

III.	“Other research and development expenses” represent payments for routine and ongoing efforts to refine existing products. These expenses are charged to Statement of Operations when incurred.

To avoid confusion, we have revised our disclosure under the caption “OUR BUSINESS - Our Internal and Strategic Research and Development Efforts” which now provides:

Research and Development Expenses

For the fiscal years ended December 31, 2003, 2004 and 2005, our research and development expenses for “new products development”, representing salaries of personnel and other costs incurred for research and development of potential new products, were $0 million, $0.28 million and $0.48 million, respectively. The amount incurred for acquisition of equipments for research and development use and for routine and ongoing efforts to refine existing products were approximately $0.33 million, $1.07 million and $0.99 million, representing approximately 0.82%, 2.53% and 2.06% of our sales for those years, respectively.

Note 27. Subsequent events, page F-58

8.
We note from your disclosure that on July 12, 2006 the board of directors of MGCC approved a 2.448719 for -1 forward stock split. In this regard, please revise your earnings per share computations, and all related disclosures in the registration statement to give retroactive effect to the stock-split. Refer to the guidance outlined in paragraph 54 of SFAS No. 128 and SAB Topic 4:C.

Wonder Response: We have revised the earnings per share computations and all related  disclosures in the Registration Statement to give retroactive effect to the stock-split.

Recent Sales of Unregistered Securities, page II-1

9.
While we note your response to prior comment 38, it does not appear that you included the aggregate amount of consideration received by the company. Please revise accordingly. See Item 701(c) of Regulation S-K.

Wonder Response: We have revised our disclosure under the caption “Recent Sales of Unregistered Securities” which now provides:

On June 22, 2006, we issued 21,127,194 shares of our common stock to stockholders of Wonder Auto. The total consideration for the 21,127,194 shares of our common stock is 245.277236 shares of common stock of Wonder Auto, which is all the issued and outstanding capital stock of Wonder Auto. We did not receive any cash consideration in connection with the share exchange.

General

10.	Please update your financial statements as required by Rule 3-12 of Regulation S-X.

Wonder Response: We have replaced the financial statements of Wonder Auto Limited for the 3 months ended March 31, 2006 and 2005 with the financial statements of Wonder Auto Limited for the 6 months ended June 30, 2006 and 2005. We have also updated the Registration Statement throughout to reflect such change.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-416) 5186632 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

Wonder Auto Technology, Inc.

By:	/s/ Qingjie Zhao
Qingjie Zhao
Chief Executive Officer